UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

EXCO Resources Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279501

(CUSIP Number)

Jonathan A. Siegler

Bluescape Resources Company LLC

200 Crescent Ct., Suite 1900

Dallas, Texas 75201

(469) 398-2220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

William S. Anderson

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

May 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279501(1)

1	NAME OF REPORTING PERSON Energy Strategic Advisory Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,223,099(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,241,021(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,241,021 shares of common stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON OO

(1)	Former CUSIP No. was 269279402. New CUSIP No. reflects the 1-for-15 reverse share split of common stock on June 12, 2017.

(2)	As adjusted for the 1-for-15 reverse share split of common stock on June 12, 2017.

CUSIP No. 269279501(1)

1	NAME OF REPORTING PERSON Bluescape Energy Recapitalization and Restructuring Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,223,099(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,241,021(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,241,021 shares of common stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON OO

(1)	Former CUSIP No. was 269279402. New CUSIP No. reflects the 1-for-15 reverse share split of common stock on June 12, 2017.

(2)	As adjusted for the 1-for-15 reverse share split of common stock on June 12, 2017.

CUSIP No. 269279501(1)

1	NAME OF REPORTING PERSON Bluescape Energy Partners III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,223,099(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,241,021(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,241,021 shares of common stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON OO

(1)	Former CUSIP No. was 269279402. New CUSIP No. reflects the 1-for-15 reverse share split of common stock on June 12, 2017.

(2)	As adjusted for the 1-for-15 reverse share split of common stock on June 12, 2017.

CUSIP No. 269279501(1)

1	NAME OF REPORTING PERSON Bluescape Resources GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,223,099(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,241,021(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,241,021 shares of common stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON OO

(1)	Former CUSIP No. was 269279402. New CUSIP No. reflects the 1-for-15 reverse share split of common stock on June 12, 2017.

(2)	As adjusted for the 1-for-15 reverse share split of common stock on June 12, 2017.

CUSIP No. 269279501(1)

1	NAME OF REPORTING PERSON Bluescape Resources Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

(1)	Former CUSIP No. was 269279402. New CUSIP No. reflects the 1-for-15 reverse share split of common stock on June 12, 2017.

CUSIP No. 269279501(1)

1	NAME OF REPORTING PERSON Charles John Wilder, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 18,125(2)
	8	SHARED VOTING POWER 1,223,099(2)
	9	SOLE DISPOSITIVE POWER(1) 18,125(2)
	10	SHARED DISPOSITIVE POWER 6,241,021(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,259,145 shares of common stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.18%
14	TYPE OF REPORTING PERSON IN

(1)	Former CUSIP No. was 269279402. New CUSIP No. reflects the 1-for-15 reverse share split of common stock on June 12, 2017.

(2)	As adjusted for the 1-for-15 reverse share split of common stock on June 12, 2017.

CUSIP No.	269279501

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on December 23, 2015 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D to disclose, among other items, the issuance to ESAS of the Financing Warrants (as defined in Item 6 below). This Amendment No. 1 constitutes an exit filing for Bluescape Resources Company LLC as it beneficially owns less than five percent of the shares of common stock, par value of $0.01 per share (the “Shares”), of EXCO Resources Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used in this Amendment and not otherwise defined herein have the respective meanings given in the Schedule 13D. Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. The filing of this Amendment shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated to read as follows:

(a) This statement on Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i)	Energy Strategic Advisory Services LLC (“ESAS”)

(ii)	Bluescape Energy Recapitalization and Restructuring Fund III LP (“Main Fund”)

(iii)	Bluescape Energy Partners III GP LLC (“Bluescape GP”)

(iv)	Bluescape Resources GP Holdings LLC (“Bluescape GP Holdings”)

(v)	Bluescape Resources Company LLC (“BRC”)

(vi)	Charles John Wilder, Jr.

(b) The address of the principal business address of each of the Reporting Persons is 200 Crescent Court, Suite 1900, Dallas, Texas 75201.

(c) The principal business of ESAS is investing in energy companies and energy assets. The principal business of Main Fund is investing in energy companies and energy assets and acting as a managing member of ESAS. The principal business of Bluescape GP is acting as the general partner of Main Fund and other funds that Bluescape GP controls. The principal business of Bluescape GP Holdings is acting as the manager of Bluescape GP and other funds that Bluescape GP Holdings controls. The principal business of Charles John Wilder, Jr. is acting as the manager of Bluescape GP Holdings and its affiliates and as the manager or member of other investment and operating entities.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of ESAS, Main Fund, Bluescape GP and Bluescape GP Holdings is organized under the laws of the State of Delaware. Charles John Wilder, Jr. is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by appending the following text:

Since December 23, 2015, the filing date of the Schedule 13D, acquisitions of beneficial ownership of Shares were consummated with the use of the following funds:

Shares purchased pursuant to the 10b5-1 Plan discussed in Item 4 of the Schedule 13D were paid for by ESAS using its Working Capital.

In connection with Mr. Wilder’s service as a director of the Issuer, and pursuant to the terms of the Amended and Restated 2007 Director Plan of the Issuer, as amended (the “Director Plan”), the Issuer issued Mr. Wilder a restricted stock award for 9,508 Shares on November 3, 2016, as adjusted pursuant to the reverse share split of common stock as discussed in Item 5.

ESAS used Working Capital to purchase $70,000,000 principal amount of 1.5 Lien Notes referenced in Item 6. In connection with the purchase of such 1.5 Lien Notes, ESAS received the Financing Warrants (as defined in Item 6 below).

ITEM 4.	PURPOSE OF TRANSACTION.

No change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read as follows:

On June 12, 2017, the Issuer effectuated a 1-for-15 reverse share split of its common stock (the “Reverse Stock Split”) pursuant to which every 15 Shares issued and outstanding prior to the Reverse Stock Split were converted into one Share, with fractional Shares being rounded up to the next whole Share. The numbers of Shares reported in this Amendment are adjusted to give effect to the Reverse Stock Split.

(a) The aggregate percentage of Common Stock reported owned by each person named herein is based upon 23,912,070 Shares comprised of (i) the 5,017,922 Shares underlying the Financing Warrants and (ii) the 18,894,149 Shares outstanding as of May 5, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.

(i)	ESAS

(a)      As of the date hereof, ESAS beneficially owned 6,241,021 Shares (consisting of (i) 1,223,099 Shares and (ii) 5,017,922 Shares underlying the Financing Warrants referenced below), constituting collectively approximately 26.1% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0

	2.	Shared power to vote or direct vote: 1,223,099 Shares

	3.	Sole power to dispose or direct the disposition: 0

	4.	Shared power to dispose or direct the disposition: 6,241,021 Shares

(ii)	Main Fund

(a)      As of the date hereof, Main Fund may be deemed the beneficial owner of the 6,241,021 Shares beneficially owned by ESAS (consisting of (i) 1,223,099 Shares and (ii) 5,017,922 Shares underlying the Financing Warrants referenced below), constituting collectively approximately 26.1% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0

	2.	Shared power to vote or direct vote: 1,223,099 Shares

	3.	Sole power to dispose or direct the disposition: 0

	4.	Shared power to dispose or direct the disposition: 6,241,021 Shares

(iii)	Bluescape GP

(a) As of the date hereof, Bluescape GP may be deemed the beneficial owner of the 6,241,021 Shares beneficially owned by ESAS (consisting of (i) 1,223,099 Shares and (ii) 5,017,922 Shares underlying the Financing Warrants referenced below), constituting collectively approximately 26.1% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0

	2.	Shared power to vote or direct vote: 1,223,099 Shares

	3.	Sole power to dispose or direct the disposition: 0

	4.	Shared power to dispose or direct the disposition: 6,241,021 Shares

(iv)	Bluescape GP Holdings

(a) As of the date hereof, Bluescape GP Holdings may be deemed the beneficial owner of the 6,241,021 Shares beneficially owned by ESAS (consisting of (i) 1,223,099 Shares and (ii) 5,017,922 Shares underlying the Financing Warrants referenced below), constituting collectively approximately 26.1% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0

	2.	Shared power to vote or direct vote: 1,223,099 Shares

	3.	Sole power to dispose or direct the disposition: 0

	4.	Shared power to dispose or direct the disposition: 6,241,021 Shares

(v)	BRC

(a) As of the date hereof, BRC beneficially owns 0 Shares.

(b)	1.	Sole power to vote or direct vote: 0

	2.	Shared power to vote or direct vote: 0

	3.	Sole power to dispose or direct the disposition: 0

	4.	Shared power to dispose or direct the disposition: 0

(vi)	Charles John Wilder, Jr.

(a) As of the date hereof, Charles John Wilder, Jr. may be deemed the beneficial owner of the 6,259,145 Shares (consisting of (i) 1,241,224 Shares and (ii) 5,017,922 Shares underlying the Financing Warrants referenced below), constituting collectively approximately 26.18% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 18,125 Shares

	2.	Shared power to vote or direct vote: 1,223,099 Shares

	3.	Sole power to dispose or direct the disposition: 18,125 Shares

	4.	Shared power to dispose or direct the disposition: 6,241,021 Shares

(c) Since December 23, 2015, the filing date of the original Schedule 13D, the Reporting Persons have acquired beneficial ownership of Shares through the following transactions:

(i) From December 23, 2015 through December 31, 2015, ESAS purchased 2,945,522 Shares (unadjusted for Reverse Stock Split) executed in multiple trades ranging from $1.26 to $0.96 pursuant to the 10b5-1 Plan described in the Schedule 13D.

(ii) Mr. Wilder received 9,508 Shares, as adjusted pursuant to the Reverse Stock Split pursuant to the Director Plan. These Shares of restricted stock are subject to forfeiture, accelerated vesting and other restrictions more fully set forth in the Plan.

(iii) As described in Item 6, ESAS received the Financing Warrants in connection with its purchase of $70,000,000 principal amount of the 1.5 Lien Notes

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by any Reporting Persons.

(e) BRC ceased to beneficially own five percent or greater of the Shares on September 20, 2016 when it contributed its ownership interest in ESAS to Main Fund and other entities controlled by Bluescape GP.

The foregoing discussion is qualified in its entirety by reference to the Services Agreement, the Registration Rights Agreement, the Warrants and the Nomination Letter Agreement copies of which are filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.10, 99.11, 99.12 and 99.13, respectively, to the Schedule 13D and are incorporated by reference herein. The foregoing discussion is also qualified in its entirety by reference to the form of Financing Warrant, Registration Rights Agreement, the Indenture and the 1.75 Lien Term Loan Credit Agreement, copies of which are filed as Exhibits 10.6, 10.12, 4.1 and 10.14, respectively, to the Form 8-K (as defined below) and are incorporated by reference herein, and the Plan, a copy of which is filed as Exhibit 10.2 to Form 8-K dated November 14, 2007 and is incorporated by reference herein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended by appending the following text:

On March 15, 2017, as described in the Current Report on Form 8-K filed by the Issuer on that date (the “Form 8-K,” with capitalized terms used below not defined herein having the meanings ascribed to them in the Form 8-K), in connection with certain refinancing transactions, the Issuer issued to ESAS Financing Warrants representing the right to purchase an aggregate of 5,017,922 shares of Common Stock (the “Financing Warrants”) and entered into the Note Purchase Agreement for the purchase of the 1.5 Lien Notes. The Financing Warrants became exercisable upon the receipt of Requisite Shareholder Approval on May 31, 2017.

None of the Reporting Persons are entitled to exercise a vote with respect to the Shares underlying the Financing Warrants.

Subject to certain exceptions and limitations, the Financing Warrants may not be exercised if, as a result of such exercise, the beneficial ownership of such holder of such Financing Warrant or its affiliates and any other person subject to aggregation with such holder or its affiliates under Section 13(d) and Section 14(d) of the Exchange Act would exceed 50% of the total voting power of the voting capital stock of the Issuer or any of its direct or indirect parent entities (the “Beneficial Ownership Limitation”).

Each of the Financing Warrants has an exercise term of five years from May 31, 2017 and may be exercised by cash or cashless exercise, provided that the Issuer may require cashless exercise if the cash exercise of any Financing Warrant would negatively impact the Issuer’s ability to utilize net operating losses for U.S. federal income tax purposes.

The Financing Warrants are subject to an anti-dilution adjustment in the event that the Issuer issues Shares or common stock equivalents at an effective price per share less than the applicable exercise price of the Financing Warrants. In addition, the Financing Warrants are subject to customary anti-dilution adjustments in the event of stock splits, dividends, subdivisions, combinations, reclassifications and other similar events.

The 1.5 Lien Notes are governed by the Indenture entered into by the Issuer and other parties. Pursuant to the Indenture, interest accrues at a cash interest rate of 8% per annum, and interest will be payable March 20 and September 20 of each year, commencing on September 20, 2017. Under the terms of the Indenture, the Issuer may, at its discretion prior to December 31, 2018 and subject to certain limitations thereafter, make PIK interest payments on the 1.5 Lien Notes in Shares or in issuances of additional 1.5 Lien Notes at a PIK interest rate of 11% per annum.

ESAS holds $47.9 million in aggregate principal amount of 1.75 Lien Term Loans, which are governed by the 1.75 Lien Term Loan Credit Agreement. Pursuant to the 1.75 Lien Term Loan Credit Agreement, interest accrues at a cash interest rate of 12.5% per annum, and interest will be payable March 20, June 20, September 20 and December 20 of each year, commencing on June 20, 2017. Under the terms of the 1.75 Lien Term Loan Credit Agreement, the Issuer may, at its discretion prior to December 31, 2018 and subject to certain limitations thereafter, make PIK interest payments on the 1.75 Lien Term Loans in Shares or in issuances of additional 1.75 Lien Term Loans at a PIK interest rate of 15% per annum.

Under the Indenture and the 1.75 Lien Term Loan Credit Agreement, the price of the Issuer’s Shares for determining PIK payments is based on the trailing 20-day volume weighted average price as at the end of the Determination Date. The Issuer’s ability to make PIK payments in Shares under the terms of the Indenture and the 1.75 Lien Term Loans is subject to various conditions, including the Beneficial Ownership Limitation.

Simultaneously with the closing of the refinancing transactions, the Issuer entered into the Registration Rights Agreement with certain of the Reporting Persons and other parties, pursuant to which the Issuer agreed, upon certain terms and conditions, to register the resale of the Shares underlying the Financing Warrants by June 30, 2017. In addition, the Registration Rights Agreement provides certain incidental “piggy-back” registration rights, which generally allow the holders of the Financing Warrants to participate in registered offerings of the Issuer’s Shares that are initiated by the Issuer or on behalf of other holders of the Issuer’s securities.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on June 15, 2017 with respect to the joint filing of this Amendment No. 1 and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 99.6.

The foregoing descriptions of the Financing Warrants, the Registration Rights Agreement, the Indenture and the 1.75 Lien Term Loan Credit Agreement, do not purport to be complete and are qualified in their entirety by reference to the form of Financing Warrant, Registration Rights Agreement, the Indenture and the 1.75 Lien Term Loan Credit Agreement, copies of which are filed as Exhibits 10.6, 10.12, 4.1 and 10.14, respectively, to the Form 8-K and are incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Form of Financing Warrant (incorporated by reference to Exhibit 10.6 of the Form 8-K).

99.2	Registration Rights Agreement, dated as of March 15, 2017, by and among EXCO Resources, Inc. and the investors specified on the signatures thereto (incorporated by reference to Exhibit 10.12 of the Form 8-K).

99.3	Indenture, dated as of March 15, 2017, by and among EXCO Resources, Inc., as issuer, certain of its subsidiaries, as guarantors, and Wilmington Trust, National Association, as trustee and collateral trustee (incorporated by reference to Exhibit 4.1 of the Form 8-K).

99.4	1.75 Lien Term Loan Credit Agreement, dated as of March 15, 2017, by and among EXCO Resources, Inc., as borrower, certain subsidiaries of borrower, as guarantors, the lenders party thereto, and Wilmington Trust, National Association, as administrative agent and collateral trustee (incorporated by reference to Exhibit 10.4 of the Form 8-K).

99.5	Amended and Restated 2007 Director Plan, dated November 14, 2007 (incorporated by reference to Exhibit 10.2 of Form 8-K dated November 14, 2007).

99.6	Joint Filing Agreement by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2017

Energy Strategic Advisory Services LLC

By:	/s/ Jonathan Siegler
Managing Director and Chief Financial Officer

Bluescape Energy Recapitalization and Restructuring Fund III LP

By:	/s/ Jonathan Siegler
Managing Director and Chief Financial Officer

Bluescape Energy Partners III GP LLC

By:	/s/ Jonathan Siegler
Managing Director and Chief Financial Officer

Bluescape Resources GP Holdings LLC

By:	/s/ Charles John Wilder, Jr.
Sole Member

Bluescape Resources Company LLC

By:	/s/ Charles John Wilder, Jr.
Executive Chairman

Charles John Wilder, Jr.

By:	/s/ Charles John Wilder, Jr.